Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-293952

Prospectus Supplement No. 3

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents twenty-five (25) Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbol “YMT”. On April 8, 2026, the closing price for our ADSs on Nasdaq was US$0.18 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 9, 2026.

Receipt of Nasdaq Notification Regarding Minimum Bid Price

The Company received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 2, 2026 indicating that the Company is not in compliance with the $1.00 minimum bid price requirement under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities from February 18, 2026 to April 1, 2026, the Company has not met the minimum bid price requirement set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s ADSs. The Company’s ADSs will continue to trade on the Nasdaq Global Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a period of 180 calendar days, or until September 29, 2026, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the closing bid price of the Company’s ADSs must meet or exceed $1.00 per ADS for at least ten consecutive business days, unless Nasdaq exercises its discretion to extend this ten-day period. In the event the Company does not regain compliance by September 29, 2026, the Company may be eligible for an additional period to regain compliance or may face delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement, including a change of ratio of its ADSs and Class A ordinary shares. Although the Company will use all reasonable efforts to achieve compliance with the Minimum Bid Requirement, there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements. If it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.